UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated: July 9, 2013

Commission File Number 001-32520

NEWLEAD HOLDINGS LTD.

(Translation of registrant’s name into English)

NewLead Holdings Ltd.

83 Akti Miaouli & Flessa Str.

185 38 Piraeus Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐ No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐ No  ☒

On July 9, 2013, the Supreme Court of the State of New York, County of New York (the “Court”), entered an order (the “Order”) approving, among other things, the fairness of the terms and conditions of an exchange pursuant to Section 3(a)(10) of the Securities Act of 1933, as amended (the “Securities Act”), in accordance with a stipulation of settlement (the “Settlement Agreement”) between NewLead Holdings Ltd., a corporation organized and existing under the laws of Bermuda (the “Company”), and Hanover Holdings I, LLC, a New York limited liability company (“Hanover”), in the matter entitled Hanover Holdings I, LLC v. NewLead Holdings Ltd., Case No. 155723/2013 (the “Action”). Hanover commenced the Action against the Company on June 21, 2013 to recover an aggregate of $7,205,547.92 of past-due accounts payable of the Company, which Hanover had purchased from certain vendors of the Company pursuant to the terms of separate receivable purchase agreements between Hanover and each of such vendors (the “Assigned Accounts”), plus fees and costs (the “Claim”). The Assigned Accounts relate to certain legal, insurance, broker, bunker, consulting and other services and supplies provided by certain vendors of the Company. The Order provides for the full and final settlement of the Claim and the Action. The Settlement Agreement became effective and binding upon the Company and Hanover upon execution of the Order by the Court on July 9, 2013.

Pursuant to the terms of the Settlement Agreement approved by the Order, on July 10, 2013, the Company issued and delivered to Hanover 61,000,000 shares (the “Settlement Shares”) of the Company’s common stock, $0.01 par value (the “Common Stock”). Giving effect to such issuance, the Settlement Shares represent approximately 9.92% of the total number of shares of Common Stock presently outstanding. The Settlement Agreement provides that the Settlement Shares will be subject to adjustment on the trading day immediately following the Calculation Period (as defined below) (the “True-Up Date”) to reflect the intention of the parties that the total number of shares of Common Stock to be issued to Hanover pursuant to the Settlement Agreement be based upon a specified discount to the trading volume weighted average price (the “VWAP”) of the Common Stock for a specified period of time subsequent to the Court’s entry of the Order. Specifically, the total number of shares of Common Stock to be issued to Hanover pursuant to the Settlement Agreement shall be equal to the sum of (i) the quotient obtained by dividing (A) $7,205,547.92, representing the total amount of the Claim, by (B) 65% of the VWAP of the Common Stock over the Calculation Period and (ii) the quotient obtained by dividing (A) the total dollar amount of Hanover’s legal fees and expenses incurred in connection with the Action, which shall not exceed $50,000, by (B) the VWAP of the Common Stock over the Calculation Period, rounded up to the nearest whole share (the “VWAP Shares”). The “Calculation Period” is defined in the Settlement Agreement to mean the shorter of the following: (i) the 120-consecutive trading day period (subject to extension as set forth in the Settlement Agreement) commencing on the trading day immediately following the date of issuance of the initial Settlement Shares (the “Initial Issuance Date”), and (ii) the consecutive trading day period commencing on the trading day immediately following the Initial Issuance Date and ending on the trading day that Hanover shall have received aggregate cash proceeds from the resale of Settlement Shares equal to the sum of (A) $9,727,489.70, representing 135% of the total amount of the Claim, and (B) the total dollar amount of Hanover’s legal fees and expenses incurred in connection with the Action through the True-Up Date, subject to the cap set forth above, supported by daily written reports to be delivered by Hanover to the Company. As a result, the Company ultimately may be required to issue to Hanover substantially more shares of Common Stock than the number of Settlement Shares initially issued (subject to the limitations described below).

The Settlement Agreement further provides that if, at any time and from time to time during the Calculation Period, Hanover reasonably believes that the total number of Settlement Shares previously issued to Hanover shall be less than the total number of VWAP Shares to be issued to Hanover or its designee in connection with the Settlement Agreement and the Order, Hanover may, in its sole discretion, deliver one or more written notices to the Company, at any time and from time to time during the Calculation Period, requesting that a specified number of additional shares of Common Stock promptly be issued and delivered to Hanover or its designee (subject to the limitations described below), and the Company will upon such request issue and deliver the number of additional shares of Common Stock requested to be so issued and delivered in the notice (all of which additional shares shall be considered “Settlement Shares” for purposes of the Settlement Agreement). At the end of the Calculation Period, (i) if the number of VWAP Shares exceeds the number of Settlement Shares issued, then the Company will issue and deliver to Hanover or its designee additional shares of Common Stock equal to the difference between the number of VWAP Shares and the number of Settlement Shares, and (ii) if the number of VWAP Shares is less than the number of Settlement Shares, then Hanover or its designee will return to the Company for cancellation that number of shares of Common Stock equal to the difference between the number of VWAP Shares and the number of Settlement Shares. Except as provided below, Hanover may sell the shares of Common Stock issued to it or its designee in connection with the Settlement Agreement at any time without restriction, even during the Calculation Period.

The Settlement Agreement also provides that with respect to any single trading day during the Calculation Period, Hanover shall not offer or sell any Settlement Shares on, or over the course of, such trading day in excess of the greater of (i) 15% of the worldwide average daily trading volume in the Common Stock on all national securities exchanges and automated quotation systems, if any, on which the Common Stock is listed or designated for quotation (as the case may be), excluding any sales of Common Stock by Hanover, for the 10 trading days immediately preceding such trading day and (ii) $65,000 worth of Common Stock. Hanover and the Company may modify this restriction by mutual written agreement.

The Settlement Agreement further provides that in no event shall the number of shares of Common Stock issued to Hanover or its designee in connection with the Settlement Agreement, when aggregated with all other shares of Common Stock then beneficially owned by Hanover and its affiliates (as calculated pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations thereunder), result in the beneficial ownership by Hanover and its affiliates (as calculated pursuant to Section 13(d) of the Exchange Act and the rules and regulations thereunder) at any time of more than 9.99% of the Common Stock.

Furthermore, the Settlement Agreement provides that, for so long as Hanover or any of its affiliates hold any shares of Common Stock, Hanover and its affiliates are prohibited from, among other actions: (1) voting any shares of Common Stock owned or controlled by Hanover or its affiliates, or soliciting any proxies or seeking to advise or influence any person with respect to any voting securities of the Company; or (2) engaging or participating in any actions, plans or proposals that relate to or would result in, among other things, (a) Hanover or its affiliates acquiring additional securities of the Company, alone or together with any other person, which would result in Hanover and its affiliates collectively beneficially owning, or being deemed to beneficially own, more than 9.99% of the Common Stock or other voting securities of the Company (as calculated pursuant to Section 13(d) of the Exchange Act and the rules and regulations thereunder), (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation of the Company or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) changes in the present board of directors or management of the Company, (e) material changes in the capitalization or dividend policy of the Company, (f) any other material change in the Company’s business or corporate structure, (g) changes in the Company’s charter, bylaws or similar instruments or other actions which may impede the acquisition of control of the Company by any person, (h) causing a class of securities of the Company to be delisted or cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, (i) causing a class of equity securities of the Company to become eligible for termination of registration under Section 12(g)(4) the Exchange Act, or (j) any actions similar to the foregoing. These prohibitions may not be modified or waived without further order of the Court.

The issuance of Common Stock to Hanover pursuant to the terms of the Settlement Agreement approved by the Order is exempt from the registration requirements of the Securities Act pursuant to Section 3(a)(10) thereof, as an issuance of securities in exchange for bona fide outstanding claims, where the terms and conditions of such issuance are approved by a court after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange shall have the right to appear.

The description of the Settlement Agreement and the Order does not purport to be complete and is qualified in its entirety by reference to the Settlement Agreement, which is filed as Exhibit 99.1 to this report and incorporated herein by reference, and the Order, which is filed as Exhibit 99.2 to this report and incorporated herein by reference.

Exhibits

Exhibit No.	Exhibit
99.1	Stipulation of Settlement between the Company and Hanover, dated June 24, 2013
99.2	Order Approving Fairness, Terms and Conditions of Exchange and Issuance Pursuant to Section 3(a)(10) of the Securities Act of 1933, as amended, dated July 9, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 10, 2013

NEWLEAD HOLDINGS LTD.

By:	/s/ Michail Zolotas
Name: Michail Zolotas
Title: Chief Executive Officer